EXHIBIT 11

J.P. MORGAN CHASE & CO.

Computation of Earnings per Common Share

For a discussion of the computation of basic and diluted earnings per common share, see Note 15 of JPMorgan Chase’s 2001 Annual Report.

(in millions, except per share amounts)	Three Months Ended		Six Months Ended
	June 30,		June 30,

	2002	2001	2002	2001

Basic Earnings per Share

Earnings:

Net Income	$1,028	$378	$2,010	$1,577

Less: Preferred Stock Dividends	13	19	26	40

Net Income Applicable to Common Stock	$1,015	$359	$1,984	$1,537

Shares:

Basic Average Common Shares Outstanding	1,982.6	1,978.4	1,980.4	1,972.6

Net Income per Share (a)	$0.51	$0.18	$1.00	$0.78

Diluted Earnings per Share

Earnings:

Net Income Applicable to Common Stock	$1,015	$359	$1,984	$1,537

Shares:

Basic Average Common Shares Outstanding	1,982.6	1,978.4	1,980.4	1972.6

Additional Shares Issuable upon Exercise of Stock Options for Dilutive Effect	33.4	55.2	30.6	60.4

Average Common Shares Outstanding Assuming Dilution	2,016.0	2,033.6	2,011.0	2,033.0

Net Income per Share (a)	$0.50	$0.18	$0.99	$0.76

(a)	Basic and diluted earnings per share have been reduced by $0.01 in the six months of 2001 due to the impact of the adoption of SFAS 133 relating to the accounting for derivative instruments and hedging activities.

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